Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

March 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Katherine Bagley

Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC

Draft Offering Statement on Form 1-A

Submitted October 16, 2019

CIK No. 0001789339

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comments in the letter from the Commission’s staff dated March 12, 2020.

Amendment No. 2 to Offering Statement on Form 1-A filed March 3, 2020

General

1.

We note that section 8.b. of your subscription agreement contains a provision stating that "[e]ach party to this Agreement hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby." Please amend your filing to clearly disclose whether this provision applies to federal securities law claims and amend your risk factor disclosure accordingly. In this regard, we note that your risk factor disclosure on page 35 already highlights risks related to a jury trial waiver provision in your operating agreement, but not in your subscription agreement. If this provision is not intended to apply to federal securities law claims, please amend your exhibit to state the same, or tell us how you will inform future investors of this limitation.

Response:

Section 8.b of the subscription agreement has been revised to reflect that the waiver of jury trial is not intended to apply to claims or suits under federal securities laws.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

Frost Brown Todd LLC

/s/ Alan K. MacDonald,

Member

Copy to:	Brian Doxtator

Chief Executive Officer

Commonwealth Thoroughbreds LLC